EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine months Ended September 30,	Year Ended December 31,		Four Months Ended December 31,	Eight Months Ended August 31,	Year Ended December 31,
(in millions)	2016	2015	2014	2013	2013	2012	2011
Income (loss) from continuing operations before income taxes	$50	$2	$(49)	$(55)	$2,406	$(1,610)	$(757)
Adjustments:
Interest expense	48	63	62	22	106	139	138
Interest component of rental expense (1)	7	10	13	5	12	20	25
Amortization of capitalized interest	—	—	—	—	—	2	2
Earnings available for fixed charges	$105	$75	$26	$(28)	$2,524	$(1,449)	$(592)
Fixed charges:
Interest expense	48	63	62	22	106	139	138
Interest component of rental expense(1)	7	10	13	5	12	20	25
Capitalized interest	—	2	3	—	—	1	1
Total fixed charges	$55	$75	$78	$27	$118	$160	$164
Ratio of earnings to combined fixed charges and preferred stock dividends	1.9	1.0	*	**	21.4	***	****

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $52 million.
**	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $55 million.
***	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.
****	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $756 million.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.